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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Ultrapetrol (Bahamas) Limited
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

P94398107
(CUSIP Number)

José Antonio Sastre G. c/o SIPSA S.A. Av. El Bosque Norte 0440 of. 1101 Las Condes Santiago, Chile Telephone (011) (56) (2) 362-3333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P94398107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Inversiones Los Avellanos S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,864,085 (1),(3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,864,085 (1),(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,864,085 (1),(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3% (1),(3)

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	P94398107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hazels (Bahamas) Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,864,085 (1),(3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,864,085 (1),(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,864,085 (1),(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3% (1),(3)

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	P94398107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SIPSA S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,864,085 (1),(3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,864,085 (1),(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,864,085 (1),(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3% (1),(3)

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	P94398107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Felipe Menéndez R.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

310,000 (2)

8.	SHARED VOTING POWER

7,864,085 (3)

9.	SOLE DISPOSITIVE POWER

310,000 (2)

10.	SHARED DISPOSITIVE POWER

7,864,085 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,174,085 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.3% (3)

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	P94398107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ricardo Menéndez R.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

310,000 (2)

8.	SHARED VOTING POWER

7,864,085 (3)

9.	SOLE DISPOSITIVE POWER

310,000 (2)

10.	SHARED DISPOSITIVE POWER

7,864,085 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,174,085 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.3% (3)

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	P94398107

Item 1.	Security and Issuer.

The name of the issuer is Ultrapetrol (Bahamas) Limited., a Bahamas corporation (the "Issuer").  The address of the Issuer's office is Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas, P.O. Box SS-19084.  This Schedule 13D relates to the Issuer's Common Stock ("Common Stock").

Item 2.	Identity and Background.

(a),(f)
This Schedule 13D is being filed by Inversiones Los Avellanos S.A. ("Los Avellanos"), a Chilean corporation, Hazels (Bahamas) Investments Inc. ("Hazels"), a Bahamas corporation, SIPSA S.A. ("SIPSA"), a Chilean corporation, Felipe Menéndez R. ("F. Menéndez"), a Chilean citizen and Ricardo Menéndez R. ("R. Menéndez"), an Argentine citizen (each a "Reporting Person" and collectively, the "Reporting Persons").

Hazels is a 99.8% owned subsidiary of Los Avellanos.  Los Avellanos is a wholly-owned subsidiary of SIPSA, a company controlled by F. Menéndez, the Issuer's President, Chief Executive Officer and a Director, R. Menéndez, the Issuer's Executive Vice President and a Director and certain of Messrs. F. Menéndez and R. Menéndez's family members.

(b),(c)	(i) The principal business address of Los Avellanos is Av. El Bosque Norte 0440, 11th Floor, of.1101, Santiago, Chile.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Los Avellanos is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Los Avellanos.

	Julio Menéndez Ross	President
Mr. Menéndez's principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. Mr. Menéndez is the president of SIPSA, and is also a Director of Hazels.  He is a citizen of Chile.

	Carlos Cáceres Contreras	Director
Mr. Cáceres' principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. Mr. Cáceres is also a Director of SIPSA. He is a citizen of Chile. Mr. Cáceres' principal occupation is an independent economist.

	José Antonio Sastre Galdames	Director
Mr. Sastre's principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. Mr. Sastre is the general manager of SIPSA, and is also a Director of Hazels. He is a citizen of Chile. Mr. Sastre's principal occupation is with SIPSA.

(ii) The principal business address of Hazels is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Hazels is set forth below.  Hazels does not have any executive officers. Unless otherwise indicated, the present principal occupation of each person is with Hazels.

Felipe Menéndez Ross	Director
Mr. Menéndez's principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. Mr. Menéndez is also a Director of SIPSA. He is a citizen of Chile. Mr. Mendendez's principal occupation is with the Issuer.

José Antonio Sastre Galdames	Director
Mr. Sastre's principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. Mr. Sastre is the general manager of SIPSA, and is also a Director of Los Avellanos. He is a citizen of Chile. Mr. Sastre's principal occupation is with SIPSA.

Julio Menéndez Ross	Director	Mr. Menéndez's principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. Mr. Menéndez is also the President of Los Avellanos and SIPSA. He is a citizen of Chile.

(iii) The principal business address of SIPSA is Av. El Bosque Norte 0440, 11th floor, of. 1101, Santiago, Chile.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of SIPSA is set forth below. Unless otherwise indicated, the present principal occupation of each person is with SIPSA.

	Felipe Menéndez Ross	Director
Mr. Menéndez's principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. Mr. Menéndez is also a Director of Hazels. He is a citizen of Chile. Mr. Mendendez's principal occupation is with the Issuer.

	Ricardo Menéndez Ross	Director	Mr. Menéndez's principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. He is a citizen of Argentina. Mr. Mendendez's principal occupation is with the Issuer.

	Julio Menéndez Ross	President
Mr. Menéndez's principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. Mr. Menéndez is also the President of Los Avellanos, and is a Director of Hazels. He is a citizen of Chile.

	Ignacio Hurtado	Director	Mr. Hurtado's principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. He is a citizen of Argentina. Mr. Hurtado's principal occupation is with the Issuer.

	Carlos Cáceres Contreras	Director
Mr. Cáceres' principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. Mr. Cáceres'  is also a Director of Los Avellanos. He is a citizen of Chile. Mr. Cáceres' principal occupation is an independent economist.

	Fernando Barros	Director	Mr. Barros' principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. He is a citizen of Chile. Mr. Barros' principal occupation is a lawyer.

	Cristian Barros	Director	Mr. Barros' principal business address is Av. El Bosque Norte 0440, 11th floor, of.1101, Santiago, Chile. He is a citizen of Chile. Mr. Barros' principal occupation is a lawyer.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Los Avellanos may be deemed to beneficially own 7,864,085 shares of Common Stock.

As of the date hereof, Hazels may be deemed to beneficially own 7,864,085 shares of Common Stock.

As of the date hereof, SIPSA may be deemed to beneficially own 7,864,085 shares of Common Stock.

As of the date hereof, F. Menéndez may be deemed to beneficially own 8,174,085 shares of Common Stock.

As of the date hereof, R. Menéndez may be deemed to beneficially own 8,174,085 shares of Common Stock.

No borrowed funds were used to purchase the Common Stock reported herein, except that Hazels borrowed $5.5 million from its parent company, SIPSA.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Common Stock of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares of Common Stock they may be deemed to beneficially own.

Los Avellanos, Hazels, SIPSA, F. Menéndez and R. Menéndez control 71.0%, 71.0%, 71.0%, 71.4% and 71.4%, respectively, of the voting interests in the Issuer.

The Reporting Persons have three representatives on the Board of Directors of the Issuer. The representatives are F. Menéndez, R. Menéndez and Len Hoskinson.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, Los Avellanos, SIPSA and Hazels may each be deemed to beneficially own 7,864,085 shares, or 26.3% of Common Stock of the Issuer, and F. Menéndez and R. Menéndez may each be deemed to beneficially own 8,174,085 shares, or 27.3% of the Common Stock of the Issuer, based upon the 29,943,653 shares outstanding as of March 31, 2010, according to the Issuer's most recent Form 6-K that was filed on May 13, 2010.

Los Avellanos shares the power to vote or direct the vote of 7,864,085 shares to which this filing relates.

Los Avellanos has the sole power to vote or direct the vote of 0 shares to which this filing relates.

Los Avellanos shares the power to dispose or direct the disposition of 7,864,085 shares to which this filing relates.

Los Avellanos has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

Los Avellanos specifically disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

Hazels shares the power to vote or direct the vote of 7,864,085 shares to which this filing relates.

Hazels has the sole power to vote or direct the vote of 0 shares to which this filing relates.

Hazels shares the power to dispose or direct the disposition of 7,864,085 shares to which this filing relates.

Hazels has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

Hazels specifically disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

SIPSA shares the power to vote or direct the vote of 7,864,085 shares to which this filing relates.

SIPSA has the sole power to vote or direct the vote of 0 shares to which this filing relates.

SIPSA shares the power to dispose or direct the disposition of 7,864,085 shares to which this filing relates.

SIPSA has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

SIPSA specifically disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

F. Menéndez shares the power to vote or direct the vote of 7,864,085 shares to which this filing relates.

F. Menéndez has the sole power to vote or direct the vote of 310,000 shares to which this filing relates.

F. Menéndez shares the power to dispose or direct the disposition of 7,864,085 shares to which this filing relates.

F. Menéndez has the sole power to dispose or direct the disposition of 310,000 shares to which this filing relates.

F. Menéndez specifically disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

R. Menéndez shares the power to vote or direct the vote of 7,864,085 shares to which this filing relates.

R. Menéndez has the sole power to vote or direct the vote of 310,000 shares to which this filing relates.

R. Menéndez shares the power to dispose or direct the disposition of 7,864,085 shares to which this filing relates.

R. Menéndez has the sole power to dispose or direct the disposition of 310,000 shares to which this filing relates.

R. Menéndez specifically disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of shares purchased and sold and price per share for the only transaction in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.  The transaction was privately negotiated and was not executed on an exchange.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Los Avellanos and Hazels have entered into a voting agreement (the "Voting Agreement") whereby Los Avellanos and Hazels have agreed to vote their respective shares together in all matters where a vote of the Issuer's shareholders is required.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days Exhibit C: Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVERSIONES LOS AVELLANOS S.A.*

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: President

By:	/s/ Felipe Menéndez R.
Name: Felipe Menéndez R.
Title: Attorney-in-Fact

SIPSA S.A.*

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: President

By:	/s/ Felipe Menéndez R.
Name: Felipe Menéndez R.
Title: Director

HAZELS (BAHAMAS) INVESTMENTS INC.*

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: Director

By:	/s/ Felipe Menéndez R.
Name: Felipe Menéndez R.
Title: Director

July 21, 2010

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

(1) Includes 4,735,517 and 3,128,568 shares which may be deemed to be beneficially owned by Los Avellanos and Hazels, respectively.  The voting power for the shares is combined pursuant to the Voting Agreement (as defined in Item 6).

(2) Represents shares issued to companies controlled by each of F. Menéndez and R. Menéndez, of which 155,000 shares remain subject to applicable vesting periods.

(3) Without regard to the Voting Agreement, Los Avellanos may be deemed to beneficially own (i) 0 shares having voting rights of one vote per share and (ii) 4,735,517 shares having voting rights of seven votes per share. Accordingly, Los Avellanos may be deemed to hold 33,148,619 number of votes, which equals 43.5% of voting power.

Without regard to the Voting Agreement, Hazels may be deemed to beneficially own (i) 150,719 shares having voting rights of one vote per share and (ii) 2,977,849 shares having voting rights of seven votes per share. Accordingly, Hazels may be deemed to hold 20,995,662 number of votes, which equals 27.5% of voting power.

Los Avellanos and Hazels may be deemed to beneficially own in the aggregate (i) 150,719 shares having voting rights of one vote per share and (ii) 7,713,366 shares having voting rights of seven votes per share. Accordingly, Los Avellanos and Hazels may be deemed to hold in the aggregate 54,144,281 number of votes, which equals 71.0% of voting power.

310,000 shares have been issued to companies controlled by each of F. Menéndez and R. Menéndez.  Therefore, F. Menéndez and R. Menéndez may be deemed to beneficially own (i) 460,719 shares having voting rights of one vote per share and (ii) 7,713,366 shares having voting rights of seven votes per share.  Accordingly, F. Menéndez and R. Menéndez may be deemed to hold 54,454,281 number of votes, which equals 71.4% of voting power.

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Stock of Ultrapetrol (Bahamas) Limited.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 21st day of July, 2010.

INVERSIONES LOS AVELLANOS S.A.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: President

By:	/s/ Felipe Menéndez R.
Name: Felipe Menéndez R.
Title: Attorney-in-Fact

SIPSA S.A.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: President

By:	/s/ Felipe Menéndez R.
Name: Felipe Menéndez R.
Title: Director

HAZELS (BAHAMAS) INVESTMENTS INC.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: Director

By:	/s/ Felipe Menéndez R.
Name: Felipe Menéndez R.
Title: Director

Exhibit B

Transactions in the Ultrapetrol (Bahamas) Limited Common Stock, $.01 par value

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share

7/15/2010	2,977,690	$4.75

Exhibit C

VOTING AGREEMENT

SECOND AMENDED AND RESTATED

SHAREHOLDERS AGREEMENT

by and between

INVERSIONES LOS AVELLANOS S.A.,

HAZELS (BAHAMAS) INVESTMENTS INC.,

and

SOLIMAR HOLDINGS LTD.

SECOND AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

This SECOND AMENDED AND RESTATED SHAREHOLDERS AGREEMENT, dated as of September 21, 2006, is made by and between INVERSIONES LOS AVELLANOS S.A., a company organized under the laws of Chile ("Los Avellanos"), HAZELS (BAHAMAS) INVESTMENTS INC., a company organized under the laws of the Bahamas ("Hazels"), and SOLIMAR HOLDINGS, LTD, a company organized under the laws of  Bermuda ("Solimar").

RECITALS:

WHEREAS, pursuant to a Stock Purchase Agreement dated as of March 7, 2000 (the "Ultrapetrol SPA") by and among Ultrapetrol (Bahamas) Limited, a company organized and existing under the laws of The Commonwealth of The Bahamas (the "Company"), Solimar Holdings LDC, a limited duration company organized under the laws of Cayman Islands ("Original Solimar"), Los Avellanos and Société Internationale d'Investissements S.A., a company organized under the laws of The Commonwealth of The Bahamas ("SII"), the Company, upon the terms and subject to the conditions set forth in the Ultrapetrol SPA, issued and sold to Original Solimar and Original Solimar subscribed for and purchased from the Company a total of Nine Hundred Ninety Six Thousand and Nine (996,009) shares of Common Stock (as such term is defined in Section 1.1), which represents 49.90% of the Capital Stock (as such term is defined in Section 1.1) of the Company, as of the date hereof;

WHEREAS, as a condition precedent to the performance of the obligations of the parties under the Ultrapetrol SPA, the Company, Original Solimar, Los Avellanos and SII entered into a Shareholders Agreement dated as of March 16, 2000 (the "Original Shareholders Agreement"), pursuant to which, the parties to the Original Shareholders Agreement agreed, among other things, to regulate all matters concerning (i) the management of the Company and the Subsidiaries (as such term is defined in Section 1.1) and (ii) the ownership and transfer of the Common Stock and any other Capital Stock of the Company owned by the Shareholders (as such term is defined in Section 1.1);

WHEREAS, pursuant to a Stock Purchase Agreement, dated as of September 16, 2000 (as amended and restated in its entirety by the Amended and Restated Stock Purchase Agreement dated as of October 12, 2000, the "Avemar SPA") by and among Avemar Holdings (Bahamas) Limited ("Avemar"), SII, the Company, Trafigura Beheer B.V., a company organized under the laws of The Netherlands, Original Solimar and Los Avellanos (a) the Company purchased from SII a total of Five Hundred Thirty-Seven Thousand One Hundred Forty-Four (537,144) shares of Common Stock constituting all of the shares of Common Stock owned by SII upon the terms and subject to the conditions sets forth in the Avemar SPA, which represents 26.91% of the Capital Stock of the Company as of the date hereof, and thereafter contributed all such shares of Common Stock to Avemar, and (b) SII ceased to be a party to the Original Shareholders Agreement effective as of October 12, 2000;

WHEREAS, on November 20, 2000 Original Solimar assigned to Solimar all of the certificates representing a total of Nine Hundred Ninety-Six Thousand and Nine (996,009) shares of Common Stock, constituting all the shares of Common Stock owned by Original Solimar;

WHEREAS, in connection with the transfer of the Nine Hundred Ninety-Six Thousand and Nine (996,009) shares of Common Stock from Original Solimar to Solimar, Solimar and Original Solimar entered into an Assignment and Assumption Agreement dated as of November 20, 2000 pursuant to which Solimar accepted the assignment of the rights and benefits of, and agreed to assume the duties and obligations of, Original Solimar under, and to be bound by, the Ultrapetrol SPA, the Ultrapetrol SPA Transaction Agreements (as defined in Section 1.1), the Avemar SPA and the Transaction Agreements (as such term is defined in the Avemar SPA) entered into by Original Solimar, including, without limitation, the Original Shareholders Agreement;

WHEREAS, in connection with the Transfer (as defined in Section 1.1) of the shares of Common Stock owned by (i) SII to Avemar, Avemar and the Company entered into an Accession Agreement dated as of October 12, 2000, and (ii) Original Solimar to Solimar, Solimar and the Company entered into an Accession Agreement dated as of November 20, 2000, all in accordance with the requirements of Section 5.1(f) of the Original Shareholders Agreement;

WHEREAS, in connection with the Transfer of the shares of Common Stock owned by (i) SII to Avemar and (ii) Original Solimar to Solimar, (as described in the above Recitals), Los Avellanos, Solimar, Avemar and the Company amended and restated the Original Shareholders Agreement in its entirety as provided in the Amended and Restated Shareholders' Agreement dated as of November 21, 2000 ("Amended and Restated Shareholders' Agreement");

WHEREAS, as of March 21, 2006, the Existing Shareholders and the Company entered into an agreement which was amended and restated as of the date hereof (the "Termination Agreement") pursuant to which Avemar shall, immediately prior to the closing of the IPO (as defined in Section 1.1), distribute to the Existing Shareholders on a pro-rata basis the 3,947,266 shares of common stock of the Company constituting all of the shares of such Common Stock owned by Avemar, representing 25.47% of the Capital Stock of the Company;

WHEREAS, Avemar shall cease to be a shareholder of the Company and a party to the Amended and Restated Shareholders Agreement prior to the consummation of the IPO;

WHEREAS, Los Avellanos transferred 79,866 shares of the Company to Hazels, an Affiliate, on November 22, 2005;

WHEREAS, Solimar, Los Avellanos and Hazels (the "Existing Shareholders") will own, immediately prior to the closing of the IPO, issued and outstanding shares of Common Stock as follows:

Existing Shareholder	Shares Owned	Percentage Interest

Los Avellanos	4,892,465	31.56%

Hazels	787,435	5.08%

Solimar	9,820,100	63.36%

WHEREAS, under the terms of the Warrant Agreement, Solimar owns warrants to purchase, as of the date of this Agreement, up to 19,920 voting shares of our common stock at an exercise price of $50.20, which after the completion of the IPO and the related share split, will represent up to 146,384 shares of the Company's voting common stock at an exercise price of $6.83 as follows:

	Shares Owned	Exercise Price

Solimar	146,384	$6.83

WHEREAS, as a consequence of the proposed IPO the Company resolved to amend the Memorandum and Articles of Association to provide, inter alia, that Common Stock of the Company shall comprise one (1) class of shares: composed of one hundred million (100,000,000) shares of par value 0.01 per share which shares shall be entitled to seven (7) votes per share when held by the any Existing Shareholder but only one (1) vote when held by any other party;

WHEREAS, as a consequence of the transactions described in the foregoing recitals, the Existing Shareholders have agreed to enter into this Second Amended and Restated Shareholders' Agreement;

NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties and covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS; RULES OF CONSTRUCTION

Section 1.1  Definitions.  When used in this Agreement, the following terms shall have the respective meanings specified therefor below:

"Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, such Person.

"Agreement" shall mean this Second Amended and Restated Shareholders Agreement, as further amended, restated, supplemented or otherwise modified from time to time pursuant to the terms hereof.

 "Avemar" shall have the meaning assigned to such term in the Recitals.

"Avemar SPA" shall have the meaning assigned to such term in the Recitals.

"Board of Directors" shall have the meaning assigned to such term in Section 2.1.

"Business Day" shall mean any day, other than a Saturday, Sunday or a day on which banks located in New York City or Nassau, Bahamas shall be authorized or required by law to close.

"Capital Stock" shall mean (a) as to any Person that is a corporation, the authorized capital stock of such Person, including all classes and series of common, preferred, voting and nonvoting capital stock, and (b) as to any Person that is not a corporation or an individual, the ownership interests in such Person, including, without limitation, the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items from such Person, whether or not such interests include voting or similar rights entitling the holder thereof to exercise control over such Person.

"Cause" shall have the meaning assigned thereto in the employment agreement of Mr. Felipe Menéndez Ross dated as of July 20, 2006.

"Chairman" shall have the meaning assigned to such term in Section 2.2.

"Change of Control" shall mean a Los Avellanos Change of Control or a Solimar Change of Control, as the case may be.

"Chief Executive Officer" shall have the meaning assigned to such term in Section 2.2.

"Common Stock" shall mean (a) the ordinary common shares of the Company, par value $.01 per share, issued and outstanding as of the date hereof and held by the Existing Shareholders as of the date of this Agreement, (b) any shares of Common Stock acquired after the date hereof by a Shareholder, whether by purchase, dividend or other distribution, or as a result of a stock split, or otherwise, and (c) any Capital Stock of the Company hereafter acquired by a Shareholder upon or in respect of the Common Stock as a result of an exchange, conversion, merger, consolidation, stock dividend, stock split, reclassification or capital reorganization.

"Company" shall have the meaning assigned to such term in the Preamble.

"Contingent Obligation" shall mean, as to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (d) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business.  The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonable anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

"Control," "Controlled" or "Controlling" shall mean, with respect to any Person, any circumstance in which such Person is directly or indirectly controlled by another Person by virtue of the latter Person having the power to (a) elect, or cause the election of (whether by way of voting Capital Stock, by contract, or otherwise), the majority of the members of the board of directors or a similar corporate body of the former Person, or (b) direct (whether by way of voting Capital Stock, by contract or otherwise) the affairs and policies of such Person.

"Director" shall mean a member of the Board of Directors other than the Independent Directors.

"Dispute" shall have the meaning assigned to such term in Section 7.13(a).

"Dollars" or "U.S. $" shall mean the lawful currency of the United States of America.

"Existing Shareholders" shall collectively mean Los Avellanos, Hazels, Solimar and any Permitted Transferee; provided that the term Existing Shareholder shall not include any other Transferee that has acquired any of such Existing Shareholder's Common Stock or any other Capital Stock of the Company and has become a party to this Agreement.

"Fully-diluted basis" shall mean, with respect to the Common Stock or any other Capital Stock of the Company, at any date as of which the number of shares thereof is to be determined, all shares of Common Stock or any other Capital Stock of the Company, as the case may be, outstanding at such date and all shares of Common Stock or any other Capital Stock of the Company, as the case may be, issuable pursuant to vested and exercisable options, warrants or other rights to purchase or acquire, or securities convertible into, shares of Common Stock or any other Capital Stock of the Company, as the case may be, outstanding on such date.

"GAAP" shall mean generally accepted accounting principles in the United States, consistently applied.

"Governmental Authority" shall mean any government (or any subdivision thereof, whether federal, central, provincial or local) of any country or jurisdiction, or any agency, authority, board, bureau, commission, department, judicial or administrative body, instrumentality, regulatory authority or similar body or instrumentality thereof, or any governmental court or tribunal.

"Hazels" shall have the meaning assigned to such term in the Preamble;

"ICC" shall have the meaning assigned to such term in Section 7.13(a).

"Indebtedness" shall mean, as to any Person, without duplication, (a) all indebtedness (including principal, interest, fees and charges) of such Person for borrowed money or for the deferred purchase price of property or services other than trade payables and accrued expenses arising in the ordinary course of business in accordance with customary trade terms, (b) the maximum amount available to be drawn under all letters of credit issued for the account of such Person and all unpaid drawings in respect of such letters of credit, (c) all Indebtedness of the types described in this definition secured by any Lien on any property owned by such Person, whether or not such Indebtedness has been assumed by such Person, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person to pay a specified purchase price for goods or services, whether or not delivered or accepted, (for example, take-or-pay and similar obligations), (f) all Contingent Obligations of such Person, (g) all obligations under any interest rate protection agreements, currency protection agreements, interest rate swaps, control disbursement accounts, repurchase agreements, reverse repurchase agreements, caps, collars, derivatives, currency hedge agreements or other similar types of agreements, and (h) any premiums and other amounts payable to any third party pursuant to any mandatory prepayment obligations under the terms of any Indebtedness as a result of the consummation of the transactions contemplated hereby.

"Indenture" shall mean the Indenture dated as of November 24, 2004 between the Company and Manufacturers and Traders Trust Company, as trustee, entered into in connection with the issuance of Notes by the Company, and any new indenture between the Company and any trustee executed for purposes of the issuance of any Notes.

"Independent Director" shall mean a director of the Company qualifying as "independent" pursuant to the rules of the Relevant Stock Exchange and as otherwise required by the Securities Act.

"IPO" shall mean the proposed underwritten initial public offering by the Company of the Common Stock of the Company pursuant to the registration statement on Form F-1 initially filed by the Company on March 30, 2006 under the Securities Act.

"LAIF" shall mean AIG-GE Capital Latin American Infrastructure Fund L.P., a limited partnership organized under the laws of Bermuda.

"Lien" shall mean any lien, security interest, option, right of first refusal, easement, mortgage, charge, indenture, deed of trust, right of way, restriction on the use of real property, encroachment, license to third parties, lease to third parties, security agreement, or any other encumbrance and other restriction or limitation on the use of real or personal property or irregularities in title thereto.

"Liquid Securities" shall mean any equity or debt securities of any Person for which there is an available market and the realizable fair market value of which is easily determinable.

"Los Avellanos" shall have the meaning assigned to such term in the Preamble.

"Los Avellanos and/or Hazels" shall mean Los Avellanos and Hazels in the aggregate.

"Los Avellanos Change of Control" shall mean the occurrence of any transaction or series of related transactions as a result of which the Menéndez Family Entities no longer Control, directly or indirectly, Los Avellanos and Hazels.

"Los Avellanos Directors" shall have the meaning assigned to such term in Section 2.1.

"Memorandum and Articles of Association" shall mean the Memorandum and Articles of Association of the Company, as each may be amended, restated, supplemented or otherwise modified from time to time in accordance with the provisions of this Agreement and/or with any documents relating to the proposed IPO transaction.

"Menéndez Family Entities" shall mean any Person that is directly or indirectly Controlled or beneficially owned by any of Messrs. Felipe Menéndez Ross, Ricardo Menéndez Ross, Julio Menéndez Ross, the descendants of Isabel Menéndez or any other member (whether by birth, adoption or marriage) of the family of any of such individuals.

"Notes" shall mean the U.S.$180,000,000 aggregate principal amount of 9% First Preferred Ship Mortgage Notes due 2014 issued pursuant to the Indenture and any new notes that in the future may be issued by the Company the proceeds of which are used to refinance any substantial part of the U.S.$180,000,000 debt referred to above.

"Original Shareholders Agreement" shall have the meaning assigned to such term in the Recitals.

"Original Solimar" shall have the meaning assigned to such term in the Recitals.

"Parties" shall mean, collectively, each of the Existing Shareholders, and any other Person which, after the date hereof, becomes a party to this Agreement.

"Permitted Transferee" shall mean (i) an Existing Shareholder, (ii) the Menéndez Family Entities, (iii) LAIF, (iv) an entity, the sole purpose of which is to hold assets of LAIF for eventual liquidation or (v) in the case of a distribution of Solimar or its assets, an entity not owned more than twenty-five percent (25%) by any one beneficial owner.

"Person" shall mean any individual, company, limited public company, limited private company, partnership, corporation, limited liability company, business trust, joint stock company, unincorporated association, joint venture, investment fund, other entity of whatever nature or Governmental Authority.

"Regulations" shall have the meaning assigned to such term in Section 5.9.

"Relevant Stock Exchange" shall mean any stock exchange in the United States or in any other jurisdiction, whose listing requirements are no more burdensome or restrictive than those of any stock exchange located in the United States, on which the Common Stock or any other Capital Stock of the Company may be listed from time to time.

"Rules" shall have the meaning assigned to such term in Section 7.13(a).

"Securities Act" shall mean the Securities Act of 1933 of the United States, as amended, or any similar federal statute and the rules and regulations of the Securities and Exchange Commission of the United States promulgated thereunder, as amended from time to time.

"SII" shall have the meaning assigned to such term in the Recitals.

"Solimar" shall have the meaning assigned to such term in the Preamble; provided that upon a Transfer of all or a portion of the Solimar Stock directly or indirectly to LAIF or a Permitted Transferee, the term Solimar shall mean Solimar and/or LAIF and/or such Permitted Transferee, as the case may be.

"Solimar Change of Control" shall mean the occurrence of any transaction or series of related transactions as a result of which an entity other than a Permitted Transferee controls directly or indirectly the Solimar Stock.

"Solimar Directors" shall have the meaning assigned to such term in Section 2.1.

"Solimar Stock" shall mean (a) a total of Nine Hundred Ninety-Six Thousand and Nine (996,009) shares of Common Stock owned by Solimar as of the date hereof, and (b) if any, the Common Stock and any other Capital Stock of the Company purchased by Solimar pursuant to the Solimar Warrant Agreement.

"Solimar Warrant Agreement" shall mean that certain warrant agreement dated March 16, 2000, as amended by Amendment No. 1 dated September 21, 2006, pursuant to which Solimar owns warrants to purchase up to 19,920 voting shares of our common stock at an exercise price of $50.20.

"Subsequent Public Offering" shall mean any primary public offering by the Company of the common stock or any other Capital Stock of the Company pursuant to an effective registration statement under the Securities Act or a similar statute in any other jurisdiction.

"Subsidiaries" shall mean (a) any Person at least 50% of whose Capital Stock having by the terms thereof ordinary voting power to elect a majority of the directors of such Person (whether or not at the time such Capital Stock of such Person shall have or might have voting power by reason of the happening of any contingency) is at the time owned by the Company and/or one or more of the Subsidiaries, (b) any Person in which the Company and/or one or more of the Subsidiaries holds at least 50% of the Capital Stock at the time, or (c) any Person in which the Company and/or one or more of the Subsidiaries possesses, directly or indirectly, the power to direct or cause the direction of the affairs or management of such Person.

"Transfer" shall mean the sale, transfer, exchange, gift, mortgage, alienation, pledge, assignment, hypothecation, encumbering or other disposition, voluntarily or involuntarily, by operation of law or otherwise (or an agreement to do any of the foregoing).

"Transferee" shall mean a Person that has acquired any shares of Common Stock or other Capital Stock of the Company from an Existing Shareholder other than a Permitted Transferee; provided that the term Transferee shall not include a Person that acquired such Common Stock or other Capital Stock of the Company pursuant to (a) the IPO, (b) a Subsequent Public Offering by the Company of the Common Stock or any other Capital Stock of the Company, or (c) a subsequent brokered sale of the Common Stock or other Capital Stock of the Company listed on a Relevant Stock Exchange that has not been privately negotiated.

"Ultrapetrol SPA" shall have the meaning assigned to such term in the Recitals.

"Vessels" shall mean all of the ocean-going and river vessels that are owned, leased, time chartered to, consecutive voyage chartered to, bareboat chartered to or operated by the Company or any of its Subsidiaries

Section 1.2  Rules of Construction.  In this Agreement, unless the context otherwise requires:

(a)           any reference in this Agreement to "writing" or cognate expressions includes a reference to facsimile transmission or comparable means of communication;

(b)           words importing the singular number shall include the plural and vice versa, words importing the masculine shall include the feminine and neuter gender and vice versa;

(c)           references to Sections, Exhibits, Schedules and Recitals are references to sections, exhibits, schedules and recitals of this Agreement;

(d)           reference to "day" or "days" are to calendar days; and

(e)           this "Agreement" or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented.

Section 1.3 Schedules and Exhibits.  The Schedules and Exhibits to this Agreement are incorporated into and form an integral part of this Agreement.  If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

ARTICLE II

THE BOARD OF DIRECTORS

Section 2.1  Composition.  The Company has a board of directors (the "Board of Directors") comprising seven (7) members.  Each Existing Shareholder agrees to vote all of its Common Stock and any other voting Capital Stock of the Company held by it, at any regular or special meeting of the shareholders of the Company called for the purpose of filling positions on the Board of Directors, or in any written consent executed in lieu of such a meeting, and shall take all actions within its control that are necessary to ensure, (i) prior to such time as the Company is required to have Independent Directors comprise a majority of its Board, the election to the Board of Directors of two (2) individuals nominated by Solimar, the "Solimar Directors", three (3) individuals nominated by Los Avellanos and/or Hazels, the "Los Avellanos Directors"; and two (2) individuals to act as Independent Directors nominated by Solimar and Los Avellanos and/or Hazels by mutual agreement and (ii) if and when the Company is required to have Independent Directors comprise a majority of its Board, the election to the Board of one (1) individual nominated by Solimar, two (2) individuals nominated by Los Avellanos and/or Hazels and four (4) individuals to be nominated as Independent Directors nominated by Solimar and Los Avellanos and/or Hazels by mutual agreement; provided, that in the event either Solimar or Los Avellanos and/or Hazels owns less than seven and one-half percent (7.5%) but more than five percent (5%) of the Common Stock of the Company it shall only be entitled to nominate, in the case of Solimar one (1) Director and, in the case of Los Avellanos and/or Hazels, two (2) Directors and the party whose share holding has remained above seven and one-half percent (7.5%) will nominate an additional Director. In the event that Solimar or Los Avellanos and/or Hazels own less than five percent (5%) of the Common Stock of the Company and the other Existing Shareholder(s) continue(s) to hold more than five percent (5%) of the Common Stock of the Company then the Existing Shareholder(s) that continue(s) to hold more than five percent (5%) of the Common Stock of the Company, shall have the right to nominate all of the Directors of the Company. In the event either Solimar or Los Avellanos and/or Hazels owns less than seven and one-half percent (7.5%) of the Common Stock of the Company, and the other Existing Shareholder(s) continue(s) to hold more than seven and one half percent (7.5%) of the Common Stock of the Company, then the Existing Shareholder(s) that continue(s) to hold more than seven and one half percent (7.5%) of the Common Stock of the Company, shall have the right to nominate all of the independent directors. In the event that each of Solimar and Los Avellanos and/or Hazels owns less than seven and one-half percent (7.5%) of the Common Stock of the Company the Existing Shareholders shall nominate the individuals to be nominated as Independent Directors by mutual agreement. The Existing Shareholders hereby agree, in any election of Directors, to cast their votes for any individual nominated in accordance with the procedure set forth in this Section 2.1.

Section 2.2  Chairman.  The Board of Directors shall annually elect a Chairman from among the Directors (the "Chairman").  The Chairman shall have the functions and duties as set forth in the Memorandum and Articles of Association.  The Existing Shareholders shall instruct their nominees on the board of Directors to select Mr. Felipe Menéndez Ross as Chairman annually provided that if Mr. Felipe Menéndez Ross' employment with the Company as Chief Executive Officer terminates for Cause, the Existing Shareholders shall instruct their nominees on the Board to remove him from the position of Chairman and the Existing Shareholders shall cause their designated Directors to elect a different Chairman.

Section 2.3  Vacancy and Removal.  (a)  If a vacancy on the Board of Directors occurs for any reason (including death, resignation or removal), the Existing Shareholders shall cause their respective Directors to elect a substitute Director, who shall be nominated by the Existing Shareholder which nominated the Director who is being replaced, to serve until his or her successor shall have been duly appointed and shall have qualified.

(b)           No Existing Shareholder shall vote to remove from the Board of Directors a Director except upon the request or approval of the Existing Shareholder that has nominated such Director.  In such case, each Shareholder agrees to vote the shares of Common Stock and other voting Capital Stock of the Company held by it and do all things necessary under the Memorandum and Articles of Association and Bahamian law to remove such Director and replace such Director in accordance with the provisions of Section 2.1. The Existing Shareholders shall only vote to remove an Independent Director from the Board of Directors by (i) mutual agreement of the Existing Shareholders, (ii) by the agreement of Los Avellanos and Hazels if Solimar owns less than seven and one-half percent (7.5%) of the Common Stock of the Company or (iii) by Solimar if Los Avellanos and/or Hazels own less than seven and one-half percent (7.5%) of the Common Stock of the Company or (iv) by mutual agreement of Solimar and Los Avellanos and/or Hazels if each own less than seven and one-half percent (7.5%) of the Common Stock of the Company. In the event the Existing Shareholders mutually agree to remove an Independent Director, then each Existing Shareholder shall vote the shares of Common Stock and other voting Capital Stock of the Company held by it and to do all things necessary to remove such Independent Director and replace such Independent Director in accordance with the provisions of Section 2.1 above.

ARTICLE III

CERTAIN SHAREHOLDER MATTERS

Section 3.1  Meetings.  Meetings of the shareholders shall be held as provided in the Articles of Association of the Company.

Section 3.2  Voting.  The Existing Shareholders agree that neither will vote their shares of Common Stock in favor of any resolution unless each shall agree, so long as each of (i) Solimar, on the one hand, and (ii) Los Avellanos and Hazels collectively, on the other hand, hold at the time of the making of any such decision at least seven and one-half percent (7.5%) of the Common Stock. In the event that Solimar or Los Avellanos and/or Hazels own less than five percent (5%) of the Company (the "Reduced Shareholder") and the other Existing Shareholders continue to hold more than five percent (5%) of the Common Stock of the Company, then all rights, benefits and privileges that the Reduced Shareholder is entitled to hereunder shall cease and terminate. However, all rights, privileges and benefits of the other Existing Shareholders shall remain unchanged.

The Reduced Shareholder shall vote at any Shareholder meeting for any initiatives or proposal as directed by the Remaining Shareholders, including but not limited to its proposal to remove, name or replace any member of the Board of Directors.

Section 3.3  Ownership by Solimar.  Los Avellanos and Hazels hereby confirm that they have no knowledge of any claim adverse to Solimar (i) in respect of its succession to the right, title and interest previously held by Original Solimar in the Capital Stock (including, without limitation, warrants to acquire Capital Stock) of the Company or (ii) that Solimar is the legal and beneficial owner of the Capital Stock and warrants referred to in the WHEREAS clauses of this Agreement.   Los Avellanos and Hazels further acknowledge that they are aware of, and have no reason to dispute, the position taken by the Company in Section 3.04 of Amendment No. 1 to Warrant Agreement, dated as of September 21, 2006 with respect to the rights of Solimar to the warrants to acquire Capital Stock referred to therein.

ARTICLE IV

SHARE TRANSFERS

Section 4.1  Transfers Generally.  The Existing Shareholders hereby agree that they shall neither Transfer nor permit the Transfer of Common Stock currently held or hereafter acquired by any of them other than in accordance with this Agreement and the Registration Rights Agreement.

Section 4.2   Permitted Transfers.

(a)          The Existing Shareholders may transfer the common stock of the Company (which has and shall continue to have seven (7) votes per share while held by an Existing Shareholder as provided by the Company's constitutional documents) without restriction between the Existing Shareholders and to Permitted Transferees provided that such Permitted Transferee accedes to this Agreement.

(b)          Each certificate representing Common Stock held by an Existing Shareholder on the date hereof or subsequently transferred to a Permitted Transferee hereunder shall be issued in physical rather than book-entry form and shall bear the following legend:

"The shares represented by this certificate and the transfer thereof are regulated by a Second Amended and Restated Shareholders Agreement dated as of September 21, 2006 by and among Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd."

(c)          An Existing Shareholder may transfer shares to a third party, provided such shares in the hands of such third party shall be entitled to only one (1) vote per share.

Section 4.3 Change of Control.  Notwithstanding anything contained in this Agreement to the contrary, if Solimar or Los Avellanos undergoes a Solimar Change of Control or a Los Avellanos Change of Control, respectively, immediately upon the consummation of the transaction or transactions resulting in such Solimar Change of Control, or Los Avellanos Change of Control, as the case may be, all rights, benefits and privileges to which Solimar or Los Avellanos or Hazels, as the case may be, is entitled hereunder as an Existing Shareholder shall cease and terminate.  However, all the rights, privileges and benefits of the other Existing Shareholders shall remain unchanged.  The Existing Shareholder that has been the subject of a Change of Control as aforesaid shall vote at any Shareholders' meeting on any initiative or proposal as directed by the Existing Shareholder that has not been the subject of a Change of Control including, but not limited to, its proposal to remove, name or replace any members of the Board including the removal of any director originally nominated by the Shareholder that has suffered the Change of Control.

ARTICLE V

CERTAIN ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1  Compliance with Laws.  Each Shareholder shall comply with all applicable laws, statutes, regulations, orders and decrees of any jurisdiction and all applicable restrictions imposed by any Governmental Authority in respect of the conduct of the business of the Company and each Subsidiary and the ownership of their respective properties (including applicable statutes, regulations, orders and restrictions relating to environmental standards and controls and the United States Foreign Corrupt Practices Act and other anti-bribery and anti-corruption laws).

Section 5.2  Further Assurances.  In connection with this Agreement and the transactions contemplated hereby, each Shareholder agrees to vote all of the Common Stock and the other voting Capital Stock of the Company held by it so as to ensure that the provisions of this Agreement are carried out in all respects.  Each Shareholder further agrees to execute and deliver such additional agreements, documents and instruments and to perform such additional acts as may be reasonably necessary or appropriate to effectuate and perform all of the terms, provisions and conditions of this Agreement and all transactions contemplated hereby.

Section 5.3  No Avoidance of Obligations.  Each Existing Shareholder hereby covenants with the other Existing Shareholders that it shall not institute or threaten to institute any litigation or similar proceedings for the purpose of avoiding or delaying, either directly or indirectly, any provision of this Agreement or any of the transactions contemplated hereby.

Section 5.4  Waiver of Rights.  To the extent, and only to the extent, necessary to effectuate the provisions of this Agreement, each Shareholder hereby waives any rights which it may have under the Memorandum and Articles of Association and Bahamian law which may be inconsistent with the terms of this Agreement.

Section 5.5  Indemnification.  Each Existing Shareholder shall indemnify, defend and hold each other Existing Shareholder, including its successors and assigns and its Affiliates, officers, directors, employees and agents (for purposes of this Section 5.5, the "indemnitees"), harmless, on an after-tax basis, from and against any and all damages, losses, liabilities, obligations, claims of any kind, interest and expenses (including, without limitation, reasonable attorneys' fees) suffered or paid, directly or indirectly, by any Indemnitee as a result of, in connection with, or arising out of (a) the failure of any representation or warranty made by such Shareholder in this Agreement to be true and correct in all material respects as of the date of this Agreement (and, in the case of a Transferee as of the date of such Transferee's Accession Agreement), and (b) any breach by such Existing Shareholder of any of its covenants or agreements contained in this Agreement.  Notwithstanding the foregoing, in no event will any Existing Shareholder be liable hereunder for indirect, incidental, consequential, reliance or punitive damages including damages for lost profits.

Section 5.6  Termination.  (a)  This Agreement shall terminate in the following circumstances: (i) with respect to any Existing Shareholder (but without prejudice to any rights or obligations which accrued or existed at the time of termination) when such Existing Shareholder Transfers all of the Common Stock and other Capital Stock of the Company held by it in compliance with the provisions of this Agreement; and (ii) with respect to all of the Parties, upon (A) the written agreement of each of the Parties or (B) the dissolution of the Company or (C) at such time as each of Solimar and Los Avellanos and/or Hazels holds less than five percent (5%) of the Common Stock of the Company.

(b)           Notwithstanding any other provision in this Agreement to the contrary, Section 5.5 (Indemnification) shall survive the termination of this Agreement.

(c)           Except as otherwise provided in this Agreement or as may be agreed by the Parties, the termination of this Agreement shall not release any Party from any liability to any other Party which at the time of such termination has already accrued, nor affect in any way the survival of any right, duty or obligation of any Party which is expressly stated to survive the termination hereof.

Section 5.7  No Business in Cuba.   The Existing Shareholders shall use their best efforts to assure that neither the Company nor any of its Subsidiaries shall undertake any action that would cause any Existing Shareholder or any of its Affiliates in the United States to be in violation of the United States foreign assets control regulations, including, without limitation, the Cuban Assets Control Regulations of the United States of America, as amended from time to time, and all regulations promulgated thereunder (collectively, the "Regulations").

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.1  Representations and Warranties of the Existing Shareholders.  Each Existing Shareholder hereby represents and warrants to each other Existing Shareholder as follows:

(a)           such Existing Shareholder is a legal entity, duly incorporated or organized or registered, as the case may be, and validly existing under the laws of its jurisdiction of incorporation, organization or registration;

(b)           such Existing Shareholder has all requisite corporate power and authority to execute, deliver and perform this Agreement, and this Agreement has been duly authorized and approved by all required action of such Existing Shareholder;

(c)           such Existing Shareholder has obtained all consents, approvals, permits or licenses from applicable Governmental Authorities that are necessary for its execution, delivery and performance of this Agreement pursuant to any laws or regulations applicable to such Existing Shareholder;

(d)           such Existing Shareholder has duly executed and delivered this Agreement and this Agreement constitutes a valid and binding obligation of such Existing Shareholder, enforceable against such Existing Shareholder in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether the issue of enforceability is considered in a proceeding in equity or at law);

(e)           such Existing Shareholder's execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby will not (i) violate, conflict with or result in a breach of or default under any provision of any organizational document governing or relating to such Existing Shareholder, (ii) violate or conflict with any statute, regulation, judgment, order, writ, decree, injunction or other restriction applicable to such Existing Shareholder or by which any of its properties may be bound, (iii) violate or conflict with or result in a breach of any provision of, or constitute a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of such Existing Shareholder's properties under, or result in it being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which such Existing Shareholder is a party, or by which it or any of its properties is bound or affected, or (iv) require any consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority;

(f)           such Existing Shareholder is not subject to any judgment, order or decree entered in any lawsuit or proceeding and no action, suit, proceeding at law or in equity, arbitration or administrative or other proceeding by or before or, to the knowledge of such Existing Shareholder, any investigation by any Governmental Authority, pending, or, to the knowledge of such Existing Shareholder, threatened, against or affecting such Existing Shareholder or any of its properties or rights which could reasonably be expected to materially and adversely affect the ability of such Existing Shareholder to observe or perform its obligations under this Agreement.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1  Conflict with Memorandum and Articles of Association.  If the terms of this Agreement and the terms of the Memorandum and Articles of Association conflict, the Parties shall endeavor, to the extent permitted by applicable law, to amend the Memorandum and Articles of Association so as to reflect the terms of this Agreement.

Section 7.2  Notices.   All notices, consents, requests, instructions and approvals and other communications provided for in this Agreement shall be in the English language or accompanied by an English translation thereof and shall be validly given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service, sent by facsimile or other electronic transmission service (with receipt confirmed), or sent by registered or certified mail return-receipt requested and postage prepaid addressed as set forth below (or at such other address as a Party may designate by written notice to the other Parties), and any such communication shall be deemed to be given or made as of the date so delivered or, in the case of any communication delivered by overnight delivery service or registered or certified mail, as of the date so received:

if to Los Avellanos or Hazels, to:

Inversiones Los Avellanos S.A.
El Bosque Norte 0440
11th Floor
Santiago, Chile
Attention:  Ignacio Larrain
Facsimile:  (562) 203-5041

with a copy to:
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention:  Lawrence Rutkowski
Facsimile:  (212) 480-8421

if to Solimar, to:

Solimar Holdings LTD
29 Richmond Road
Pembroke HM08
Bermuda
Attention:  Company Secretary
Facsimile: (441) 292-2276

with copies to:

EMP Global LLC
2020 K Street, NW, Suite 400
Washington, D.C.  20006
Attention:  James F. Martin/Michael P. Kelley
Facsimile:  (202) 293-7163

Covington & Burling LLP
1330 Avenue of the Americas
New York, NY 10019
Attention: Bruce C. Bennett
Facsimile: (212) 841-1010

if to any Transferee, to:

the address set forth in such Transferee's Accession Agreement.

Section 7.3  Successors and Assigns.  This Agreement shall be binding upon the Parties and upon their respective successors, executors, administrators, legal representatives, heirs and permitted assigns and shall inure to the benefit of the Parties and, except as otherwise provided herein, their respective successors, executors, administrators, legal representatives, heirs and permitted assigns and transferees.  The rights and obligations of a Shareholder under this Agreement may not be assigned or otherwise conveyed by any Shareholder except in connection with a Transfer of the Common Stock or any other Capital Stock of the Company held by it which is in compliance with the terms of this Agreement.

Section 7.4  No Third Party Beneficiaries.  Nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any Person, other than the Parties and their respective successors and permitted assigns and transferees, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the Parties and their respective successors and permitted assigns and transferees, and for the benefit of no other Person.

Section 7.5  Entire Agreement.  Other than as contemplated by the Registration Rights Agreement dated the date hereof among the parties hereto, the Solimar Warrant Agreement, and the IRR Agreement dated as of March 16, 2000 by and among, inter alia, the parties hereto, this Agreement contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement supersedes all prior agreements and understandings, written or oral, among the Parties with respect to such subject matter.

Section 7.6  Amendments.  Any provision of this Agreement may be amended or modified only if such amendment or modification is in writing and is signed by each of the Existing Shareholders and any Permitted Transferee that has become a party hereto.

Section 7.7  Waivers.  Any waiver, express or implied, by any Shareholder or the Company of any right under this Agreement or of any breach by another Shareholder or the Company shall not constitute or be deemed as a waiver of any other right or any other breach, whether of a similar or dissimilar nature to the right or breach being waived.

Section 7.8  Language.  This Agreement has been negotiated in English, which the Parties agree shall be the official language for the construction and interpretation of this Agreement and any communications delivered in connection herewith.

Section 7.9  Severability.  If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not effected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 7.10  Headings.  The Article and Section headings in this Agreement are included for convenience of reference only and shall be disregarded in the interpretation of this Agreement.

Section 7.11  Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same document.

Section 7.12  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Section 7.13  Disputes; Arbitration; Jurisdiction.  (a) Any dispute, controversy or claim arising out of or relating to this Agreement or any breach hereof (each a "Dispute") shall be referred to, and finally settled by, arbitration under and in accordance with the Rules of Arbitration (the "Rules") of the International Chamber of Commerce (the "ICC"), as amended and in effect on the date that demand for arbitration is filed as set forth in Section 7.13(b).  Each Party consents to such arbitration as the sole and exclusive method of resolving any such Dispute.

(b)           To initiate arbitration, a Party shall submit the appropriate request for arbitration to the Secretariat of the International Court of Arbitration at the principal office of the ICC in Paris, France.  The arbitration proceeding will take place in New York, New York, unless another location is agreed upon by the Parties, and will be conducted in the English language.  The arbitration panel will consist of three (3) arbitrators, all of whom (including the chairperson) shall be appointed by the International Court of Arbitration pursuant to the Rules.  The expenses of the arbitration shall be borne as determined by arbitral tribunal.  The arbitral tribunal shall neither have nor exercise any power to award punitive or exemplary damages.  The award of the arbitral tribunal shall be final and binding on the Parties who hereby agree to undertake it without recourse to any judicial proceedings in any jurisdiction whatsoever seeking annulment, setting aside, modification or any diminution or impairment of its terms or effect.  Judgment upon any arbitral award rendered may be entered and a confirmation order sought in any court having jurisdiction thereof.

(c)           Each Party hereby acknowledges that it would not have an adequate remedy at law for money damages in the event that this Agreement or any other Transaction Agreement were not performed in accordance with its terms and therefore agrees that the Parties shall be entitled to specific enforcement.

(d)           The Parties hereby acknowledge and agree that they may apply to any court having jurisdiction for interim relief, including, without, limitation, temporary restraining orders or preliminary injunctions, in addition to any remedy to which the Parties may be entitled in any arbitration proceeding or in equity.

(e)           For purposes of any proceeding to enforce or confirm an award of the arbitral tribunal pursuant to pursuant to Sections 7.13(b) and (c) and any action brought pursuant to Section 7.13(d), each Party hereby submits to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in the City of New York.  Each Party hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.  Each of Los Avellanos, Hazels and Solimar hereby irrevocably designates, appoints and empowers CT Corporation Services, with offices on the date of this Agreement at 111 Eighth Avenue, New York, New York 10011, as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any such action or proceeding.  Each Party hereby consents to process being served in any such proceeding by the mailing of a copy thereof by registered or certified mail, postage prepaid, to the address specified above, its address specified in Section 7.2 or in any other manner permitted by law.  EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION OR PROCEEDING.

Section 7.14  Waiver of Sovereign Immunity.  Each Party represents and warrants that this Agreement and the transactions contemplated hereby are commercial rather than public or governmental acts and that such Party is not entitled to claim immunity from legal proceedings with respect to itself or any of its properties or assets on the grounds of sovereignty or otherwise under any law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Agreement or any other documents entered into in connection herewith.  To the extent that a Party or any of its properties or assets has or hereafter may acquire any right to immunity from set-off, legal proceedings, attachment prior to judgment, other attachment or execution of judgment on the grounds of sovereignty or otherwise, such Party hereby irrevocably waives such rights to immunity in respect of its obligations arising under or relating to this Agreement or any other documents entered into in connection herewith.

Section 7.15  Effectiveness. This Agreement shall become effective immediately upon the closing of the IPO, provided that the IPO occurs no later than October 31, 2006. Once this Agreement is effective pursuant to this Section 7.15, then the Amended and Restated Shareholders' Agreement shall cease to be in full force and effect, and all matters concerning the management of the Company and the Subsidiaries and the ownership and transfer of the Common Stock and any other Capital Stock of the Company owned by the Existing Shareholders shall be exclusively governed by the provisions of this Agreement.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK.]

IN WITNESS WHEREOF, the Parties have given effect to this Amended and Restated Shareholders Agreement as of the day and year first above written.

INVERSIONES LOS AVELLANOS S.A.

By: ___________________________
Name:
Title:

HAZELS (BAHAMAS) INVESTMENTS INC.

By: ___________________________
Name:
Title:

SOLIMAR HOLDINGS LTD.

By: ___________________________
Name:
Title:

SK 02351 0010 1116344 v2